Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Klein Financial, Inc.

On June 21, 2018, the following correspondence relating to the proposed merger transaction between Old National Bancorp and Klein Financial, Inc. (“Klein”) was emailed to employees of Klein and its wholly-owned subsidiary, KleinBank:

Subject: Partnership announcement follow-up from Doug and Bob Jones

We appreciate each of you joining us for this morning’s announcement. While we know this news comes as a surprise, we hope you recognize that it represents the alliance of two strong financial institutions – with deep, rich legacies of service to customers and community – that could not be more alike in terms of mission, vision and culture. Like KleinBank, Old National has built its reputation on passionate, highly personalized service and a commitment to exceeding expectations. And like KleinBank, Old National is known for community engagement, and for promoting the growth and development of its employees, both personally and professionally.

Yet another similarity between the two banks is a commitment to open, honest communication. With this in mind, we encourage you to visit www.oldnational.com/welcome. This is a special online welcome site that has been designed to provide you with valuable information and resources.

At the site, you will find:

•	A Q&A to help you better understand the Old National vision and culture

•	An Old National benefits summary

•	A summary of training and development initiatives for associates

•	An info sheet that will help you understand and share the Old National story with others

•	A copy of the most recent Old National Community and Social Responsibility Report

You’ll also find a section toward the bottom of the page titled “About the Partnership Process.” Here you can view a series of videos told from the candid perspectives of Old National associates who have been through similar experiences.

Please know that we will be working together very closely over the coming weeks and months to help you, and your family, navigate this transition as smoothly and effectively as possible. We’re confident this partnership offers tremendous synergies that will strengthen all our abilities to meet and exceed the needs of our customers and communities.

Thank you for all you do, every day! We look forward to an exceptionally bright and successful future together.

Doug and Bob

Additional Information for Employees that are Shareholders

Communications in this letter and the documents enclosed herewith do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Klein Financial, Inc. (“Klein”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the Securities and Exchange Commission (“SEC”), as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and the proposed merger with Klein, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

ONB and Klein and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Klein in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Klein. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Klein’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Klein to execute their respective business plans (including integrating the ONB and Klein businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this press release and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this press release, and neither ONB nor Klein undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this press release.